AB 12/4

*Q 12/3



SECURITIES [...]SION

12062005

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SEC FILE NUMBER
8-68863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LUMA Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10003-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd, Suite 516	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Q 12/4

LUMA Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUMA SECURITIES, LLC

Financial Statements

September 30, 2012



JANOVER LLC

CERTIFIED PUBLIC ACCOUNTANTS

LUMA SECURITIES, LLC

Financial Statements

September 30, 2012

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LUMA Securities LLC for the year ended September 30, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Financial and Operations Principal

Title

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Adina Davydov

Notary Public

LUMA SECURITIES LLC

Table of Contents

Independent Auditors' Report dated November 26, 2012

Financial Statements	**Page**
Statement of Financial Condition	1
Notes to Financial Statements	2 - 4

JANOVER LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of LUMA Securities LLC

We have audited the accompanying statement of financial condition of LUMA Securities LLC as of September 30, 2012, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LUMA Securities LLC as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.



November 26, 2012

LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300 Fax: 516.542.9021
NEW YORK CITY 805 Third Avenue, 10th Floor, New York, New York 10022 • Tel: 212.792.6300 Fax: 212.792.6350
JANOVER LLC • A LIMITED LIABILITY COMPANY

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2012

Assets		
Cash	$	175,248
Due from Parent		950,000
Fees receivable		300,000
Prepaid expense		1,742
	$	1,426,990
Liabilities and Member's Equity		
Liabilities:		
Deferred income	$	33,333
Accrued expense		9,136
		42,469
Commitments and contingencies		
Member's equity		1,384,521
	$	1,426,990

The accompanying notes are an integral part of these financial statements.

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of Delaware on August 24, 2010. On March 27, 2012, the Company became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition - Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees are recorded when the underlying transactions are consummated or when specified series have been rendered or milestones reached. Interest income is recorded as earned.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

2. Summary of Significant Accounting Policies *(continued)*

Income taxes *(continued)* - The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the governing accounting standards do not have a material effect on the Company.

Fees receivable - Fees receivable represent amounts management expects to collect based on private placement advisory contracts or agreements and success fees on a deal that closed. On a periodic basis the Company evaluates its fees receivable and makes a determination for the need of establishing an allowance for doubtful accounts based on past history collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of September 30, 2012, there was no allowance for doubtful accounts.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Transactions with Related Parties

The Company maintains a services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $10,520 per month. The Parent began providing services to the Company under the agreement since the Company became a registered broker-dealer. Generally, the Company settles the amount owed to the Parent on a quarterly basis.

As of September 30, 2012, there was $950,000 due from the Parent reflected on the statement of financial condition arising from the Parent collecting a success fee on behalf of the Company.

4. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first twelve months of becoming a broker-dealer). At September 30, 2012, the Company had net capital of $166,112 which exceeded the required net capital by $66,112.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Concentration of Risk

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company's non-interest bearing account is fully insured by the FDIC. The Company also maintains an interest bearing account which is insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

The Company had revenues from one customer in the amount of $950,000 or approximately 78% of total revenues for the period ended September 30, 2012. The full amount was received by the Parent on behalf of the Company and is reflected as due from Parent on the statement of financial condition as of September 30, 2012.

6. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2012 and determined that there are no material events that would require disclosure in the Company's financial statements.